SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

BARNWELL INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

068221100

(CUSIP Number)

Ned L. Sherwood

151 Terrapin Point

Vero Beach, Florida 32963

(772) 257-6658

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068221100	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,955,194.138*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,955,194.138*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,955,194.138*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON IN

* Includes (i) 1,717,156.138 shares of Common Stock held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer, and (ii) 238,038 shares of Common Stock held by the Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the sole trustee and beneficiary. Ned L. Sherwood disclaims beneficial ownership of such Common Stock except to the extent of his pecuniary interest therein.

CUSIP No. 068221100	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,717,156.138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,717,156.138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,717,156.138
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 068221100	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Ned L. Sherwood Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 238,038
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 238,038
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 238,038
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 068221100	13D	Page 5 of 7 Pages

This Amendment No. 16 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 16”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Ned L. Sherwood on June 11, 2013 (as amended by the Reporting Persons, the “Schedule 13D” or this “Statement”). Except as amended and supplemented by this Amendment No. 16, the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On January 21, 2023, MRMP-Managers LLC, the Ned L. Sherwood Revocable Trust and Ned L. Sherwood (also referred to as the “Reporting Persons”) entered into a cooperation and support agreement (the “Agreement”) with Alex Kinzler and Barnwell Industries, Inc. (the “Company”) to settle the potential proxy contest pertaining to the election of directors to the Board at the Company’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). Pursuant to the Agreement, the Company agreed to nominate Messrs. Woodrum, Grossman and Kinzler, along with two new independent directors, Joshua Horowitz and Laurance Narbut, for election to the Board at the 2023 Annual Meeting and the 2024 annual meeting of stockholders (the “2024 Annual Meeting”). If at any time prior to the expiration of the Standstill Period (as defined below), Messrs. Woodrum and Narbut (together, the “Sherwood Designees”) are unable or unwilling to serve as a director, the Reporting Persons, so long as they maintain at least 50% of their current ownership of Common Stock, shall have the right to appoint a replacement director subject to the reasonable approval of the Board; provided, that only one Sherwood Designee may be an Affiliate of the Reporting Persons. As of the date hereof, neither of the current Sherwood Designees is an Affiliate of the Reporting Persons.

The Reporting Persons agreed to vote their shares of Common Stock in favor of the election of the designated slate, and agreed to customary standstill and voting provisions until the date that is ten business days prior to the deadline for the submission of stockholder nominations for directors for the Company’s 2025 annual meeting of stockholders (“Standstill Period”).

Additionally, Mr. Sherwood has agreed to not increase his stockholdings beyond 28 percent of the Company’s outstanding shares of Common Stock during the twelve months following the standstill period (“Initial Security Restriction Period”) and to not increase his stockholdings beyond 30 percent of the Company’s outstanding shares of Common Stock during the twelve months following the Initial Security Restriction Period.

The Company agreed not to expand the size of the Board above five members during the standstill period, and not to establish or maintain an executive committee or another committee with similar powers of the Board during the standstill period without each of the Sherwood Designees being appointed as a member of such committee. The Company further agreed to reimburse the Reporting Persons for their expenses related to this Agreement.

The Reporting Persons shall not be deemed to constitute a “group” for purposes of Section 13(d) with Mr. Kinzler.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Sherwood beneficially owns in the aggregate 1,955,194.138 shares of Common Stock, which represents approximately 19.6% of the Company’s outstanding shares of Common Stock.

Each percentage ownership of Common Stock set forth in this Statement is based on the 9,956,687 shares of Common Stock reported by the Company as outstanding as of December 9, 2022 in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 29, 2022.

(c) No transactions in the Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 15 on October 25, 2022.

CUSIP No. 068221100	13D	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Information set forth in Item 4 above is hereby incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Cooperation and Support Binding Term Sheet, dated as of January 21, 2023, by and among MRMP-Managers LLC, the Ned L. Sherwood Revocable Trust, NLS Advisory Group, Inc., Ned L. Sherwood, Alexander C. Kinzler, and Barnwell Industries, Inc.

CUSIP No. 068221100	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 23, 2023

/s/ Ned L. Sherwood
NED L. SHERWOOD
MRMP-MANAGERS LLC

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Chief Investment Officer
NED L. SHERWOOD REVOCABLE TRUST

By:	/s/ Ned L. Sherwood
Name:	Ned L. Sherwood
Title:	Trustee